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                               February 17, 2023

       Thomas Powers
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle, #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed February 7,
2023
                                                            File No. 000-56345

       Dear Thomas Powers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       Cautionary Statement Regarding Forward-Looking Statements

   1. Please remove your references here to forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be
eligible to rely on the safe harbors provided by this statute. Please revise your filing
accordingly.
       Amendment to the Articles of Incorporation
       Purpose and Reasons for the Share Increase

   2. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly
available authorized shares of common stock for any purpose, including future acquisitions
and/or financings. If you do not, please disclose that you have no plans, proposals, or
arrangements, written or otherwise, at this time to issue any of the newly available
authorized shares of common stock. Also, please discuss the possible
 Thomas Powers
Findit, Inc.
February 17, 2023
Page 2
         anti-takeover effects of creating a significant number of newly available authorized shares of common stock on a percentage basis.
Information Incorporated by Reference

3. We note that you have incorporated by reference the information required by Item 14 of
         Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule
         14A. As Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3 and you appear ineligible to use Form S-3 please revise the information statement to include the information required by Item 14. General

4. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state in your letter to shareholders that
         78.14% of stockholders executed a written consent. However, the beneficial ownership table in your Schedule 14C only accounts for 43.1% of your common stock. Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting
         shareholder   s relationship to the company as well as the sequence of
events through which
         the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.
5. We note that you intend to effect a 1-for-25 reverse stock split of your issued and outstanding shares and that this corporate action will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Please revise your disclosure to clearly reflect the impact the
FirstName LastNameThomas Powers
       reverse stock split will have on your ability to issue new shares and potentially severely
Comapany    NameFindit,
       dilute the interestsInc.
                            of existing shareholders as well as how you intend
to treat fractional
       shares.
February  17, 2023 Page 2
FirstName LastName
 Thomas Powers
FirstName
Findit, Inc. LastNameThomas Powers
Comapany17,
February     NameFindit,
               2023      Inc.
February
Page 3 17, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Thomas C. Cook, Esq.